UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934*

(Amendment No. 1)

COMMUNITY CAPITAL BANCSHARES, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

203 634 100
(CUSIP Number)

Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610
(312) 832-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203 634 100	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barbara Wortley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 9,100
BENEFICIALLY OWNED	8	SHARED VOTING POWER 150,000
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,100
PERSON WITH:	10	SHARED DISPOSITIVE POWER 150,000

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 159,100
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14		TYPE OF REPORTING PERSON * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.	Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share, (“Stock”) of Community Capital Bancshares, Inc., a Georgia corporation (the “Company”). The principal executive offices of the Company are located at 2815 Meredyth Drive, Albany, Georgia 31707.

Item 2.	Identity and Background

        (a)        This statement is filed by Barbara Wortley (the “Reporting Person”).

        (b)        The Reporting Person’s business address is 456 Alexander Palm Road, Boca Raton Florida 33432.

        (c)        The Reporting Person’s principal occupation is the administrative assistant to the president and chief executive officer of Liberty Research Inc. Liberty Research Inc. is a medical research company. The address of Liberty Research Inc. is at Route 17, Waverly, New York 14892.

        (d)        During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)        During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        The Reporting Person acquired 9,100 of the shares of Stock reported herein through open market purchases using the Reporting Person’s personal funds. The amount of funds expended by the Reporting Person to acquire such 9,100 shares of Stock is $78,260. The Reporting Person has borrowed against the shares of Stock owned by her on a margin basis from Bear, Stearns & Co. (“Bear Stearns”) and Merrill Lynch & Co. (“Merrill”), in accordance with Bear Stearns’ and Merrill’s customary terms and conditions. In addition to any margin loans outstanding on the Reporting Person’s shares of Common Stock, all or part of her shares of Common Stock may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Reporting Person.

        In addition to the shares of Stock set forth above, the Reporting Person is a party to an Option Agreement, dated November 12, 2007, between the Reporting Person and Hot Creek Investors, L.P., a Nevada limited partnership (“Hot Creek”), who is not affiliated with the Reporting Person (the “Option Agreement”). Under the terms of the Option Agreement Hot Creek granted the Reporting Person the option to purchase 150,000 shares of Stock on an “all or none” basis, so that the Reporting Person, should she exercise such option, is required to purchase all, and not less than all, 150,000 shares which are the subject of such option (the “Option Shares”). The exercise price of such option is $8.50 per share, or an aggregate of $1,275,000. The Reporting Person paid Hot Creek $33,000 in consideration of the grant of the Option Agreement. The option is to expire March 31, 2008, but may extended pursuant to the terms of the Option Agreement up to three times, at the election of the Reporting Person, to June 30, 2008, September 30, 2008 and December 31, 2008, respectively. The Reporting Person is required to pay Hot Creek an additional $20,000 for each such extension. The Option Agreement provides that Hot Creek retains all voting rights.

Page 3 of 6 Pages

Item 4.	Purpose of Transaction.

        The purpose of the acquisition of the shares of Stock by the Reporting Person is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

        The Reporting Person may, among other things: (1) demand a shareholder list in order to contact other shareholders of the Company to discuss their concerns and views and (2) consider seeking election or appointment to the Board of Directors of the Company in connection with the 2008 Annual Meeting or otherwise.

        On December 27, 2007, the Reporting Person delivered a letter to the Company, a copy of which is attached as Exhibit A hereto.

        The Reporting Person may make further purchases of shares of Stock, other than a potential exercise of the option under the Option Agreement, although the Reporting Person has no present intention of ever increasing the Reporting Person’s aggregate holdings above 9.999% of the Company’s aggregate outstanding Stock. The Reporting Person may dispose of any or all the shares of Stock held by her. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Reporting Person has such a purpose. Except as noted in this Schedule 13D, the Reporting Person has no plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider her position and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 3,060,341 reported as the number of outstanding shares on November 8, 2007 on the Company’s Form 10-Q Quarterly Report filed for the Quarter Ended September 30, 2007.

        (a)-(b)        At December 28, 2007, the aggregate number of shares of Stock beneficially owned by the Reporting Person was 159,100, or approximately 5.2% of the Company’s issued and outstanding shares. This number of shares held beneficially by the Reporting Person includes 150,000 shares which constitute the Option Shares. Until the closing of the purchase of the Option Shares, if any, the Reporting Person has no rights to any cash dividends which may be declared on the Option Shares or any voting rights with respect to the Option Shares. Other than the Option Shares, the Reporting Person has sole voting and dispositive power as to all of the 9,100 shares of Stock held by her.

Page 4 of 6 Pages

        (c)        Other than the Option Agreement, the Reporting Person’s sole transaction in the Stock effected during the past sixty (60) days is the purchase on November 27, 2007 of 9,100 shares of Stock at a price per share of $8.60 and a total cost of $78,260.

        (d)        As noted above, Hot Creek has the right to receive all cash dividends of the Option Shares prior to the closing of the purchase of the Option Shares, if any.

        (e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See the information set forth in Item 3 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Letter from Barbara Wortley to Company dated December 27, 2007.

Page 5 of 6 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2007

By:	/s/ Barbara Wortley Barbara Wortley

Page 6 of 6 Pages

Barbara Wortley
456 Alexander Palm Road
Boca Raton, Florida 33432

December 27, 2007

CERTIFIED MAIL RETURN RECEIPT REQUESTED AND OVERNIGHT DELIVERY

Nominating Committee of Community Capital Bancshares Inc.
c/o Mr. David J. Baranko
Corporate Secretary
Community Capital Bancshares Inc.
2815 Meredyth Drive
Albany, Georgia 31707

Re:	Notice of Intent to Nominate Four Directors

Dear Mr. Baranko:

        In accordance with the Community Capital Bancshares Inc. (the “Company”) Nominating Committee Charter, this letter constitutes a recommendation by Barbara Wortley to the Nominating Committee to consider four candidates as its nominees for election at the 2008 Annual Meeting of Shareholders of the Company. Schwartz Investment Counsel owns of record 100 shares of the Company’s common stock, $1.00 par value (the “Common Stock”), as evidenced by the enclosed copy of the applicable stock certificate. In addition, Mrs. Wortley owns 9,000 shares of Common Stock beneficially and is a party to an Option Agreement, dated November 12, 2007, with Hot Creek Investors, L.P., a Nevada limited partnership (“Hot Creek”), who is not affiliated with Mrs. Wortley (the “Option Agreement”). Under the terms of the Option Agreement Hot Creek granted Mrs. Wortley the option to purchase 150,000 shares of Common Stock on an “all or none” basis.

        Enclosed is the written consent of each proposed nominee to be named in the proxy statement and to serve as a director of the Company if elected.

        Set forth below is certain information, including that required by the Nominating Committee Charter. The information set forth below responds fully to all of the requirements of the Nominating Committee Charter.

1.	As to Each Proposed Nominee:

A.	Name, Age, Business Address and Residence Address

Name	Age	Business Address	Residence Address
Scott McQueen	61	431 Coconut Palm Road	431 Coconut Palm Road
		Boca Raton, FL 33432	Boca Raton, FL 33432
William L. Armour	60	8 Riverside Circle	8 Riverside Circle
		Ormand Beach, FL 32175	Ormand Beach, FL 32175
Barbara Wortley	57	456 Alexander Palm Road	456 Alexander Palm Road
		Boca Raton, FL 33432	Boca Raton, FL 33432
William R. Gates	53	637 NW Jim Moran Blvd.	284 NW 46th St.
		Deerfield Beach, FL 33442	Boca Raton, FL 33431

B.	Principal Occupation or Employment

Scott McQueen:	Mr. McQueen is a retired business executive and private investor.

William L. Armour:	Mr. Armour is a corporate financial consultant and certified public accountant with William L. Armour & Associates. The address of William L. Armour & Associates is 8 Riverside Circle, Ormand Beach, FL 32175.

Barbara Wortley:	Mrs. Wortley is the administrative assistant to the president and chief executive officer of Liberty Research Inc, a medical research company located at Route 17, Waverly, New York 14892. Owner and Managing Member of Liberty Industries, L.C., a Florida limited corporation and manufacturer of broadcast and cellular towers located in Newburgh, Indiana. Owner and Managing Member, AVS, Inc., manufacturer of specialty vehicles, Deerfield Beach, Florida. Owner and Chairman of the Board, Liberty Polyglas, manufacturer of fiberglass reinforced copolymers, located in West Mifflin, Pennsylvania.

William R. Gates:	Mr. Gates is the President and CEO of Bedford Materials, a manufacturer of laminated paper located in Bedford, Pennsylvania. Mr. Gates is also the President of Liberty Industries, L.C.

C.	Shares Owned Either Beneficially or Of Record

Name of Nominee	Class	Amount
Scott McQueen	Common	22,010
William L. Armour	Common	100
Barbara Wortley	Common	159,100
William R. Gates	Common	3,000

D.	Interest of Certain Persons in Matters to be Acted Upon

        Except as otherwise set forth herein, neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates is or was, within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

        Except as otherwise set forth herein, neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates, nor any of their associates, has any arrangement or understanding with any person with respect to any future employment with the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

E.	Other Information

Directorships of Other Publicly Owned Companies

        Mrs. Wortley is presently serving as a member of the Board of Directors of Millennium Bankshares Corporation, but does not otherwise serve as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Securities Exchange Act of 1934, as amended the (“Exchange Act”), or is subject to the requirements of Section 15(d) of the Exchange Act, or any other company registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Neither Mr. McQueen, Mr. Armour, nor Mr. Gates serves as a director of any corporation, partnership or other entity that has a class of equity securities registered under the Exchange Act, or is subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act.

Material Proceedings Adverse to the Company

        To the knowledge of Mrs. Wortley, there are no material proceedings to which either Mr. McQueen, Mr. Armour, Mrs. Wortley or Mr. Gates, or any of their associates, is a party adverse to the Company or any of its subsidiaries, and neither of them nor any of their associates has a material interest adverse to the Company or any of its subsidiaries.

Positions or Offices with the Company

        Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates hold or have ever held any position or office with the Company or any of its subsidiaries.

Transactions In Stock of the Company

        The following transactions are the only transactions during the past two years with regard to the Common Stock made by the any of the proposed nominees:

Transactions by Scott McQueen:

Date (year/mm/dd)	Number of Shares	Transaction
4/4/07	1000	Purchase

4/5/07	500	Purchase

4/9/07	5,000	Purchase

4/10/07	2,068	Purchase

4/20/07	1,000	Purchase

4/23/07	1,000	Purchase

4/27/07	1,000	Purchase

4/30/07	1,000	Purchase

7/9/07	500	Purchase

8/8/07	142	Purchase

11/8/07	1,000	Purchase

11/16/07	2,000	Purchase

11/21/07	1,000	Purchase

11/29/07	1,000	Purchase

12/05/07	300	Purchase

12/10/07	500	Purchase

12/11/07	1,000	Purchase

12/13/07	1,000	Purchase

12/19/07	1,000	Purchase

Transactions by William L. Armour:

Date (year/mm/dd)	Number of Shares	Transaction
12/19/2007	100	Purchase

Transactions by Barbara Wortley:

Date (year/mm/dd)	Number of Shares	Transaction
11/12/2007	150,000	Purchase of option

11/27/2007	9,100	Purchase

Transactions by William R. Gates:

Date (year/mm/dd)	Number of Shares	Transaction
11/29 2007	3,000	Purchase

        Mrs. Wortley has borrowed against the shares of Common Stock owned by her on a margin basis from Bear, Stearns & Co. (“Bear Stearns”) and Merrill Lynch & Co. (“Merrill”), in accordance with Bear Stearns’ and Merrill’s customary terms and conditions. In addition to any margin loans outstanding on Mrs. Wortley’s shares of Common Stock, all or part of her shares of Common Stock and the shares of Common Stock owned by the other nominees may from time-to-time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to such nominee. Such loans generally bear interest at a rate based upon the federal funds rate plus an applicable margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this letter, no nominee other than Mrs. Wortley has margin loans outstanding.

Arrangements or Understandings with Other Persons

        To the knowledge of Mrs. Wortley, neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates has any arrangement or understanding with any other person pursuant to which either was or is to be selected as a director or nominee for election as a director of the Company.

Absence of any Family Relationships

        Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates has any family relationship with any director or officer of the Company. There is no family relationship between any of Mr. McQueen, Mr. Armour, Mrs. Wortley or Mr. Gates.

Absence of Involvement in Certain Legal Proceedings

        To the knowledge of Mrs. Wortley, and based on information provided by each nominee, during the past five years:

a. No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any of Mr. McQueen, Mr. Armour, Mrs. Wortley or Mr. Gates, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any of Mr. McQueen, Mr. Armour, Mrs. Wortley or Mr. Gates.

b. No petition under the federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any partnership in any of Mr. McQueen, Mr. Armour, Mrs. Wortley or Mr. Gates is or was a general partner, or any corporation or business association of which either of them is or was an executive officer.

c. Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates has been convicted in a criminal proceeding nor has either of them been the named subject of any criminal proceeding which is presently pending (excluding traffic violations or similar misdemeanors).

d. Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates has been the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, permanently or temporarily enjoining (or otherwise limiting) either of them from (A) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission (“CFTC”) or any associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with any such activity, (B) engaging in any type of business practice, or (C) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws.

e. Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates has been the subject of any order, judgment or decree not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than 60 days their right to be engaged in any activity described in clause c. above, or their right to be associated with persons engaged in any such activity.

f. Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates has been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission (“SEC”) or the CFTC to have violated any federal or state securities law or any federal commodities law, where such judgment or finding has not been subsequently reversed, suspended or vacated.

Absence of Certain Transactions

        To the best knowledge of Mrs. Wortley, and based on information provided by each nominee, since the beginning of the Company’s last fiscal year, neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates nor any member of their immediate family has had any direct or indirect material interest in any transaction in which the Company was or is a participant, and neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates nor any member of their immediate family has any direct or indirect material interest in any currently proposed transaction in which the Company is to be a participant.

Section 16 Compliance

        Neither Mr. McQueen, Mr. Armour, Mrs. Wortley nor Mr. Gates is required to file reports under Section 16 of the Exchange Act, with respect to the Common Stock of the Company.

F.	Statement of Qualification

Scott McQueen:	Mr. McQueen is a retired business executive and private investor with significant business experience.

William L. Armour:	Mr. Armour is a corporate financial consultant and certified public accountant with significant accounting and financial expertise.

Barbara Wortley:	Mrs. Wortley is an experienced business executive.

William R. Gates:	Mr. Gates is an experienced business executive.

2.	As to the Nominator:

A.	Name and Record Address

Barbara Wortley 456 Alexander Palm Road Boca Raton, FL 33432

B.	Representations as to Record and Beneficial Ownership

        As noted above, Mrs. Wortley owns 100 shares of Common Stock of record as evidenced by the enclosed copy of the applicable stock certificate. In addition, Mrs. Wortley beneficially owns an additional 9,000 shares of Common Stock in street name and an additional 150,000 shares of Common Stock pursuant to the Option Agreement.

C.	Relationship or Affiliation with Nominee

Scott McQueen:	None.

William L. Armour:	Mr. Armour provides accounting and related services to Mrs. Wortley and her husband Joe Wortley.

Barbara Wortley:	Mrs. Wortley is the nominator.

William R. Gates:	Mr. Gates is the President and CEO of Bedford Materials a company in which Mr. Wortley is a shareholder. Mr. Gates is the President of Liberty Industries, L.C., a company in which Mrs. Wortley is an owner and Managing Member.

Very truly yours,

/s/ Barbara Wortley Barbara Wortley

CONSENT OF PROPOSED NOMINEE

        I, William R. Gates, hereby consent to be named in the proxy statement to be used in connection with the solicitation of proxies from the shareholders of Community Capital Bancshares, Inc. for use in voting at the 2008 Annual Meeting of Shareholders of Community Capital Bancshares, Inc. and I hereby consent and agree to serve as a director of Community Capital Bancshares, Inc. if elected at such Annual Meeting.

/s/ William R. Gates William R. Gates

Dated: December 26, 2007

CONSENT OF PROPOSED NOMINEE

        I, William L. Armour, hereby consent to be named in the proxy statement to be used in connection with the solicitation of proxies from the shareholders of Community Capital Bancshares, Inc. for use in voting at the 2008 Annual Meeting of Shareholders of Community Capital Bancshares, Inc. and I hereby consent and agree to serve as a director of Community Capital Bancshares, Inc. if elected at such Annual Meeting.

/s/ William L. Armour William L. Armour

Dated: December 22, 2007

CONSENT OF PROPOSED NOMINEE

        I, Barbara Wortley, hereby consent to be named in the proxy statement to be used in connection with the solicitation of proxies from the shareholders of Community Capital Bancshares, Inc. for use in voting at the 2008 Annual Meeting of Shareholders of Community Capital Bancshares, Inc. and I hereby consent and agree to serve as a director of Community Capital Bancshares, Inc. if elected at such Annual Meeting.

/s/ Barbara Wortley Barbara Wortley

Dated: December 24, 2007

CONSENT OF PROPOSED NOMINEE

        I, Scott McQueen, hereby consent to be named in the proxy statement to be used in connection with the solicitation of proxies from the shareholders of Community Capital Bancshares, Inc. for use in voting at the 2008 Annual Meeting of Shareholders of Community Capital Bancshares, Inc. and I hereby consent and agree to serve as a director of Community Capital Bancshares, Inc. if elected at such Annual Meeting.

/s/ Scott McQueen Scott McQueen

Dated: December 22, 2007